Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Duke Energy Corporation

Commission File No.: 001-32853

SUBJECT LINE OF EMAIL: Alumni Update – Duke Energy and Progress Energy to Merge

alumniupdate@duke-energy

Merger to Create Nation’s Largest Utility

This morning, Duke Energy and Progress Energy announced plans to merge in a stock-for-stock transaction. (LINK)

The headquarters for the combined company will be in Charlotte.

Progress Energy, based in Raleigh, N.C., is a Fortune 500 energy company with more than 22,000 megawatts of generation capacity and approximately $10 billion in annual revenues. Its operations include two major electric utilities that serve 3.1 million customers in the Carolinas and Florida.

Why Merge?

This transaction will combine two industry leaders and innovators that share a commitment to superior customer service, operational excellence and strong community service.

A combined company will better enable us to manage the transformation our industry is facing.

•	The size and scope of the transaction positions the combined company for future investment opportunities in the regulated business.

•	The efficiencies we expect to result from this transaction will help us mitigate future rate increases as we reinvest in the business for the future.

•

It also supports our objectives of growing the regulated business – and providing consistent and predictable earnings and cash flows. And that will help us support future dividend payments and maintain a strong balance sheet.

“Our industry is entering a building phase where we must invest in an array of new technologies to reduce our environmental footprints and become more efficient,” said Jim Rogers, Duke’s CEO. “By merging our companies, we can do that more economically for our customers, improve shareholder value and continue to grow.”

Combined company at a glance …

The combined company, to be called Duke Energy, will be the country’s largest utility with:

•	Approximately $65 billion in enterprise value and $37 billion in market capitalization.

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The country’s largest regulated customer base, providing service to approximately 7.1 million electric customers in six attractive regulated service territories: North Carolina, South Carolina, Florida, Indiana, Kentucky and Ohio.

•	Approximately 57 gigawatts of domestic generating capacity from a diversified mix of coal, nuclear, natural gas, oil and renewable resources.

•	The largest regulated nuclear fleet in the country.

When the merger is completed, Rogers will become executive chairman of the combined company; Bill Johnson, CEO of Progress Energy, will become president and CEO.

For additional details, please see the news release.

Other Resources

Additional resources are available to help you understand the rationale and value of this important transaction:

•	Fact Sheet on the two companies (Link to on external site)

•	Questions & Answers (Link to on external site)

•	Merger web site (Link to on external site)

This is major news for Duke Energy, and it’s also very exciting. It positions Duke Energy to be successful long term.

Feedback

The Alumni Update is provided by Internal Communications. Questions and comments are welcome.

As an alumnus or retiree of Duke, you may also be a shareholder of Duke. Because this transaction requires shareholder approval and involves a stock offering, we are including the following information:

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,”

“believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Duke Energy cautions readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Duke Energy’s or Progress Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors we discuss or refer to in the “Risk Factors” section of our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Duke Energy nor Progress Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where To Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Duke Energy and Progress Energy that also constitutes a prospectus of Duke Energy. Duke Energy and Progress Energy will deliver the joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress’ website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in The Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of

Duke Energy and Progress Energy shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 22, 2010. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2010. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.